MICHAEL J. CHOATE

Direct:  312-836-4066

Facsimile:  312-275-7554

E-mail:  mchoate@shefskylaw.com

IN REFERENCE TO:

026829-014

December 18, 2008

VIA FEDERAL EXPRESS

Ms. Karen Garnett

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, NE

Washington, D.C. 20549

Re:	Inland American Real Estate Trust, Inc.
Post-Effective Amendment No. 7 to Form S-11
Registration No. 333-139504

Dear Ms. Garnett:

We are writing on behalf of our client, Inland American Real Estate Trust, Inc. (the “Company”), in response to the comment letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) to Mr. Robert Baum, dated December 8, 2008. For your convenience we have reproduced the Staff’s comments in this letter and included our response directly below the comment.  Please also find enclosed a complete copy of Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 7 to the Company’s registration statement on Form S-11 (the “Amendment”), which includes Supplement No. 1 to its prospectus dated December 18, 2008 (the “Supplement”), as filed with the Securities and Exchange Commission via EDGAR on December 18, 2008.

1.                                      We note that the company’s declared distributions exceeded funds from operations in the each of the fiscal quarters ending December 31, 2007, June 30, 2008 and September 30, 2008.  Please disclose the source of the distribution payments.

RESPONSE:

Funds from operations, or “FFO,” is a standard promulgated by the National Association of Real Estate Investment Trusts, or “NAREIT,” an industry trade group, to promote an industry-wide measure of REIT operating performance.  As stated in NAREIT’s 2002 white paper, FFO “is not intended to be a measure of cash generated or of dividend paying capacity.”  Accordingly, the Company uses FFO as a measure of its own operating performance; it does not use FFO as a measure of its ability to pay distributions. As explained in the Supplement, the Company believes that “cash flows from operating activities” is a more accurate measure of its ability to pay distributions.  Unlike FFO, cash flows from operating activities are determined by U.S. generally accepted accounting principles, or “GAAP.”  In addition, unlike FFO, which adjusts net income primarily for the impact of depreciation, amortization and non-recurring gains, cash flows from operating activities are adjusted for additional items, both positively and negatively, to, in the Company’s view, more accurately reflect actual cash available to pay distributions.

The following table reflects the distributions declared and paid and the net cash flows provided by operating activities for the periods presented.  The Company’s cash flows from operating activities exceeded the amount of distributions declared and paid during the applicable periods. This information is also summarized in the section of the Supplement captioned “Prospectus Summary — Distribution Policy.” All dollar amounts are stated in thousands.

Period	Distributions Declared ($)	Distributions Paid ($)	Net cash flows provided by operating activities ($)
Year ended 12/31/07	242,606	222,697	263,420
Six months ended 06/30/08	188,239	182,096	194,267
Nine months ended 09/30/08	298,596	288,524	299,649

Because the Company reports its cash flows and funds from operations on a cumulative, rather than quarterly, basis, the Company has revised the table contained in the “Summary Overview — Funds From Operations” section of the Supplement.  This table, as revised, is set forth below.  All dollar amounts are stated in thousands, except per share amounts.

Period	Distributions Declared ($)	Distributions Paid ($)	Distributions Declared, per weighted average common share ($)	Funds From Operations ($ )	Funds From Operations, per weighted average common share ($)
Year ended 12/31/07	242,606	222,697.61		234,215.59
Three months ended 03/31/08	89,291	86,556.16		90,930.16
Six months ended 06/30/08	188,239	182,096.31		150,139.25
Nine months ended 09/30/08	298,596	288,524.47		231,262.36

The Company acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if there is any other information you need for your review of the Amendment.  Kind regards.

Very truly yours,

SHEFSKY & FROELICH LTD.

/s/ Michael J. Choate

Michael J. Choate

MJC/KAK/1105245_5
Enclosures

cc:	Lori J. Foust
Roberta S. Matlin
Kristin A. Klaczek, Esq.